  As filed with the Securities and Exchange Commission on April 25, 2001

Registration No. 333-56986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

EQUITY INVESTOR FUND
INTERNET EARNINGS PORTFOLIO 2001 SERIES B

DEFINED ASSET FUNDS

B. Name of depositors:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SALOMON SMITH BARNEY INC.

MORGAN STANLEY DW INC.

C. Complete address of depositors' principal executive offices:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Unit Investment Trust Division P.O. Box 9051 Princeton, NJ 08543-9051		MORGAN STANLEY DW INC. Two World Trade Center—59th Floor New York, NY 10048
SALOMON SMITH BARNEY INC. 7 World Trade Center—40th Floor New York, NY 10048

D. Names and complete addresses of agents for service:

TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051		DOUGLAS LOWE, ESQ. Morgan Stanley DW Inc. Two World Trade Center—59th Floor New York, NY 10048
MICHAEL KOCHMANN 7 World Trade Center—40th Floor New York, NY 10048
Copies to: NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public.

As soon as practicable after the effective date of the registration statement.

/x/ Check box if it is proposed that this Registration Statement will become effective upon filing on April 25, 2001, pursuant to Rule 487.

Defined Asset Funds®
Equity Investor Fund Internet Earnings Portfolio 2001 Series B (A Unit Investment Trust)
• Potential for Capital Appreciation
• Professional Selection
• Diversified Within the Internet Industry
• Opportunity to Participate in the Dynamic Internet Industry
Sponsors: Merrill Lynch, Pierce, Fenner & Smith Incorporated Salomon Smith Barney Inc. Morgan Stanley DW Inc.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 25, 2001.

Defined Asset Funds®

Risk/Return Summary

1.
What is the Portfolio's Objective?
The Portfolio seeks capital appreciation by investing in a fixed portfolio of 14 common stocks in the Internet sector of the technology industry.

You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income and principal distributions, if any.
2.
What is the Portfolio's Investment Strategy?

The Portfolio contains 14 stocks in the Internet sector of the technology industry that were selected by analysts from the Agent for the Sponsors.

•
The Portfolio will consist of four groups within the Internet sector. These groups include web service providers, e-commerce, equipment/networks and software. All of the companies in the Portfolio are related to the Internet and are among the leaders in the industry.

•
We believe the companies selected help drive the Internet. They are among the companies that provide the computer and its peripheral components, the software, the semi-conductor chips, the telecommunications equipment and the networking devices without which the Internet would not exist.

•
All of the companies in the Portfolio are expected to experience substantial growth related to Internet activities. Each company reported earnings in its last fiscal year and is expected to experience strong continued earnings growth.

The Portfolio currently plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio. We do not presently anticipate offering any subsequent Portfolios employing the Strategy.

3.
What industries are represented in the Portfolio?
Based upon the principal business of each issuer and current market values, the Portfolio represents the following Internet sectors:
		Approximate Portfolio Percentage
•	Internet Software	41%
•	Internet Content	26
•	Internet Equipment/Networks	18
•	E-Commerce/B2B	15
4.
What are the Significant Risks?
You can lose money by investing in the Portfolio. This can happen for various reasons, including:

•
Generally stock prices can be volatile, and Internet stock prices can be extremely volatile. Therefore, the Portfolio may be considered speculative. Investors may want to consider their risk tolerance and investment time horizon before investing in this Portfolio.

•
Share prices may decline during the life of the Portfolio.

•
Because the Portfolio is concentrated in the Internet sector of the technology industry, adverse developments in this sector may affect the value of your units. See Concentration Risk.

•
The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.

•
The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

•
We will not seek to resell units that we acquire in the secondary market. This may affect the composition of the Portfolio and could result in an earlier termination of the Portfolio and higher per unit expenses.
5.
Is this Portfolio Appropriate for You?

Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio. Because this Portfolio focuses on one industry sector, it should be considered as a vehicle for investing a portion of your assets and not as a complete equity investment program.

Defined Portfolio

Equity Investor Fund
Internet Earnings Portfolio 2001 Series B
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

1.	Amdocs Limited†	DOX	5.18%	$53.20	$15,428.00
2.	AOL Time Warner, Inc.	AOL	8.41	47.25	25,042.50
3.	Business Objects S.A.†	BOBJ	4.68	33.20	13,944.00
4.	Check Point Software Technologies Limited†	CHKP	7.49	62.00	22,320.00
5.	CIENA Corporation	CIEN	9.32	56.67	27,768.30
6.	eBay, Inc.	EBAY	5.83	44.56	17,378.40
7.	i2 Technologies, Inc.	ITWO	4.24	16.40	12,628.00
8.	Internet Security Systems, Inc.	ISSX	7.88	37.85	23,467.00
9.	Juniper Networks, Inc.	JNPR	8.99	57.00	26,790.00
10.	Mercury Interactive Corporation	MERQ	7.23	58.25	21,552.50
11.	Siebel Systems, Inc.	SEBL	5.93	40.15	17,666.00
12.	TMP Worldwide, Inc.	TMPW	8.23	44.57	24,513.50
13.	VeriSign, Inc.	VRSN	9.15	41.93	27,254.50
14.	VERITAS Software Corporation	VRTS	7.44	56.90	22,191.00

			100.00%		$297,943.70

(1)	Based on Cost to Portfolio.
(2)	Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 24, 2001, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
†	The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.

The securities were acquired on April 24, 2001 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. Each Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Each Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

We do not presently anticipate offering any future funds in
this Series. Please note, however, that if this prospectus is used as a preliminary prospectus for a future fund, the
Portfolio will contain different stocks from those described above.

Risk/Return Summary (Continued)

The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are seeking to invest in the Strategy for more than one year. It may not be appropriate for you if you are unwilling to take the risk involved with an equity investment or are seeking preservation of capital or high current income.
6.
What are the Portfolio's Fees and Expenses?

    Unitholder Fees

As a percentage of amount invested
Creation and Development Fee (.25% of nav, max. of .30% of your initial investment)	.30% max.*
Sales Charges	2.50% max.**

Total Maximum Sales Charges (including creation and development fee)	2.80% max.

*	You will pay less than this amount unless the average net asset value (nav) of the Portfolio on the date of collection is
considerably higher than your initial investment. See below for a table with examples.

**	You will pay less than this amount if you are rolling over an investment, swapping into this fund from other Defined Asset
Funds or unit trusts, purchasing through certain fee-based
accounts or eligible to pay a lower sales charge based on
minimum amounts invested. See page 9 for further details.
Organization Costs per 1,000 units (deducted from Portfolio assets at the close of the initial offering period)	$2.80
Estimated Annual Operating Expenses

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
	As a % of Net Assets	Amount Per 1,000 Units
Trustee's Fee	.091%	$0.90
Portfolio Supervision, Bookkeeping and Administrative Fees	.071%	$0.70
Other Operating Expenses	.060%	$0.60

Total	.222%	$2.20

   Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$333	$817	$1,328	$2,729

   Creation and Development Fee

The Creation and Development Fee is a charge of .25% collected at the end of the offering period which is generally 90 days. It compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection.

No portion of the Creation and Development Fee is applied to the payment of costs associated with marketing and distributing the Portfolio.

The Creation and Development Fee may be more or less than .25% of your initial investment depending on the average net asset value on the date of collection. In no event, however, will you pay more than .30% of your initial investment.

The following table shows how the Creation and Development Fee as a percentage of your initial investment may vary as average net asset value changes.
If your initial investment was	and average daily net asset value on the date of collection is	your C & D Fee as a percentage of your initial investment would be

$1000	$1200	.30%	*
$1000	$1000	.25%
$1000	$800.20%

*	This represents the maximum Creation and Development Fee.

   Marketing and Distribution Fees

You will pay an initial sales fee of approximately 1.00%. In addition, ten deferred sales charges of $1.50 per 1,000 units ($15.00 total) will be deducted from the Portfolio's net asset value (beginning July 15, August 1, 2001 and thereafter on the first day of every month through April 1, 2002).

The sales fee covers the costs associated with marketing and distributing the Portfolio.

7.
Is the Portfolio Managed?

Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the Portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.
8.
How do I Buy Units?

You can buy units from the Sponsors and other broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

The minimum investment is $250.
Unit Price per 1,000 Units (as of April 24, 2001)	$999.86
Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.

The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.
9.
How do I Sell Units?

You may sell your units at any time to the Sponsors or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.

10.
How are Distributions Made and Taxed?
The Portfolio pays distributions of any dividend income on the 25th day of September, 2001 and March, 2002, if you own units on the 10th of those months. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed on the next scheduled distribution date or at termination.

For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio and regardless of the fact that a portion of the dividend payments may be used to pay expenses of the Portfolio. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to dividends paid on U.S. Securities in the Portfolio if you satisfy the applicable holding period and other requirements. Dividends paid with respect to any foreign Securities in the Portfolio will generally be subject to foreign withholding taxes. Foreign investors' shares of dividends paid on any U.S. Securities in the Portfolio will generally be subject to withholding taxes.
11.
What Other Services are Available?

Reinvestment of Distributions

You may choose to reinvest your distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distributions in cash.

What You Can Expect From Your Investment

Income

There are two scheduled dividend distribution dates during the life of the Portfolio. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed on the next scheduled distribution date or termination.

There can be no assurance that any dividends will be declared or paid.

Records and Reports

You will receive:

  •
  a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
  •
  annual reports on Portfolio activity; and
  •
  annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax advisor in this regard.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

The Risks You Face

Concentration Risk

When stocks in a particular sector or industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that sector or industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in Internet stocks:

Internet stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies:

  •
  are rapidly developing and highly competitive, both domestically and internationally;
  •
  may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and
  •
  may be adversely affected by
    —
    worldwide scientific and technological developments (and resulting product obsolescence);
    —
    the need for a continued substantial investment in research and development; and
    —
    increased government regulation.

Internet companies often experience intense competition from large established companies and potential competition from small start up companies.

Internet companies are dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

Litigation and Legislation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

  •
  reducing the dividends-received deduction or
  •
  increasing the corporate tax rate resulting in less money available for dividend payments.

Selling Units

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the Portfolio securities, cash and any other Portfolio assets;
  •
  subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may discontinue buying back units without prior notice for any business reason. We will not resell the units.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $500,000 you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the Portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  •
  for any other period permitted by SEC order.

No Rollover/Exchange Option

Unlike prior Portfolios, Defined Asset Funds does not presently anticipate that it will offer a rollover option when the Portfolio terminates, nor will you be able to exchange your Units for Units of any other Defined Asset Fund.

How The Fund Works

Pricing

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a charge of $1.50 per 1,000 units ($15.00 total) accrued in ten monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

Evaluations

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

Income

•
The annual income per unit will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will be declared or paid.
•
Each unit receives an equal share of distributions of dividend income. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsor;
  •
  costs of actions taken to protect the Portfolio and other legal fees and expenses;
  •
  expenses for keeping the Portfolio's registration statement current; and
  •
  Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70¢ per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

You will pay an initial sales fee of approximately 1.00%* (based on a unit price of $1,000 per 1,000 units), and a deferred sales fee of $15.00 per 1,000 units (an aggregate sales fee of 2.50%, not including the Creation and Development Fee). If you are an employee of one of the Sponsors, you will pay only the deferred sales fee; the initial sales fee will be waived. If you hold units in certain eligible accounts offered by one of the Sponsors, you will pay no initial or deferred sales fee. If you invest $50,000 or more on a single day in one or more Defined Asset Funds subject to a deferred sales charge, you will receive a reduction in the initial sales fee as indicated below.

If you invest:	Your initial sales fee will be*:	Your deferred sales fee per 1,000 units will be:
Less than $50,000	1.00%	$15.00
$50,000 to $99,999	0.75%	$15.00
$100,000 to $249,999	0.25%	$15.00
$250,000 to $999,999	0.00%	$15.00

*These percentages are based on a unit price of $1,000 per 1,000 units. These percentages will vary as the unit price changes.

If you invest $1,000,000 or more, you will pay an aggregate sales fee of 0.75% (based on a unit price of $1,000 per 1,000 units). You will not pay an initial sales fee, and you will be credited with additional units which will effectively reduce your deferred sales fee.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales fee monthly, to keep units more fully invested we do not currently plan to pay the deferred sales fee until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

Portfolio Changes

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

Portfolio Termination

The Portfolio will terminate by June 26, 2002. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unitholders.

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

No Certificates

All investors are required to hold their units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

Trust Indenture

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  •
  it fails to perform its duties;
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  •
  the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Portfolio; or
  •
  continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statement of Condition included in this prospectus.

Sponsors

The Sponsors are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051
Salomon Smith Barney Inc. (an indirectly wholly-owned subsidiary of Citigroup Inc.) 7 World Trade Center—40th Floor,
New York, NY 10048
Morgan Stanley DW Inc. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center—59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Special Dealer

UBS PaineWebber Inc. (an indirect subsidiary of UBS AG and an affiliate of UBS Warburg LLC)
1285 Avenue of the Americas, New York, NY 10019

Trustee

The Chase Manhattan Bank, Unit Investment Trust Department, 4 New York Plaza—6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

Underwriter receives sales charges when they sell units. The Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsors may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsors experienced a loss of $24.60 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on units sold or redeemed.

Amount Purchased	Dealer Concession as a % of Unit Price
Less than $50,000	2.00%
$50,000 to $99,999	1.80%
$100,000 to $249,999	1.45%
$250,000 to $999,999	1.25%
$1,000,000 and over	0.50%

On rollover purchases, the dealer will be entitled to an additional concession of $11.00 per 1,000 units ($5.00 per 1,000 units on purchases of $1,000,000 or more).

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make units available to their customers as their agents. A portion of the sales charge will be retained or remitted to the banks.

Any dealer who sells an aggregate of $700 million worth of primary market units of Defined Asset Funds unit investment trusts during any calendar year may qualify as a special dealer, and will be entitled to the dealer concession stated below on units purchased during the calendar year immediately following the year in which the dealer qualified as a special dealer. The Sponsors may discontinue offering units with a special dealer concession at any time and without notice.

Amount Purchased	Special Dealer Concession as a % of the Unit Price
Less than $50,000	2.475%
$50,000 to $99,999	2.225%
$100,000 to $249,999	1.725%
$250,000 to $999,999	1.475%
$1,000,000 and over	0.725%

Code of Ethics

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring pre-clearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Advertising and Sales Literature

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may include brief descriptions of the principal businesses of the companies represented in the Portfolio and the research analysis of why they were selected. In addition, they may include research opinions on the economy and industry sectors and include a list of funds generally appropriate for pursuing those recommendations.

Taxes

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer in securities, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio. You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to dividends paid on U.S. Securities in the Portfolio if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Tax Basis in the Securities

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the initial sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from that portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the previous portfolio that were not rolled over. You should not increase your basis in your units by deferred sales charges or organizational expenses or the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted.

Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities, and your holding period for the distributed Securities will include your holding period in your units.

Expenses

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (other than deferred sales fees, organizational expenses and the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $132,950 ($66,475 for a married person filing separately).

State and Local Taxes

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

Foreign Taxes

Dividends paid with respect to any foreign Securities in the Portfolio will generally be subject to foreign withholding taxes. You will be considered to receive the entire amount of your share of these dividends, including your share of foreign taxes withheld. You may be eligible for a credit or a deduction for your share of these taxes to reduce your U.S. tax liability, subject to various requirements and limitations. You should consult your tax adviser in this regard.

Foreign Investors

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends paid on any U.S. Securities in the Portfolio. Dividends paid on any foreign Securities in the Portfolio will generally be subject to foreign withholding taxes, which may be imposed at higher rates than they would if you held the Securities directly. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

Retirement Plans

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio and other financial institutions. Fees and charges with respect to such plans may vary.

Supplemental Information

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee and Holders of Equity Investor Fund, Internet Earnings Portfolio 2001 Series B, Defined Asset Funds (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of April 25, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of contracts to purchase securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of April 25, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, NY
April 25, 2001

Statement of Condition as of April 25, 2001
(Initial Date of Deposit)

Trust Property

Investments—Contracts to purchase Securities(1)	$297,943.70

Total	$297,943.70

Liability and Interest of Holders
Reimbursement of Sponsors for organization expenses(2)	$842.67

Subtotal	842.67

Interest of Holders of 300,953 Units of fractional undivided interest outstanding:(3)
Cost to investors(4)	$300,910.87
Gross underwriting commissions and organization expenses(5)(2)	(3,809.84)

Subtotal	297,101.03

Total	$297,943.70

       (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April 24, 2001. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $297,968.30 and deposited with the Trustee. The amount of the letter of credit includes $297,943.70 for the purchase of securities.

       (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.80 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.

       (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.86 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.

       (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on April 24, 2001.

       (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on July 15, August 1, 2001, and thereafter on the 1st day of each month through April 1, 2002. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Chase Manhattan Bank 1-800-323-1508

Equity Investor Fund
Internet Earnings Portfolio 2001 Series B
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-56986) and
  • Investment Company Act of 1940 (file no. 811-3044).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100929RR—04/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Salomon Smith Barney Inc.	8-8177
Morgan Stanley DW Inc.	8-14172

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Salomon Smith Barney Inc.	13-1912900
Morgan Stanley DW Inc.	94-0899825
The Chase Manhattan Bank, Trustee	13-4994650

UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

II-1

SERIES DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Equity Income Fund, "MERIT" 1987 Series (Merrill Equity Research Investment Trust)	33-10989
Equity Income Fund, Select Ten Portfolio—1995 Winter Series	33-55811
Equity Income Fund, Select Ten Portfolio—1995 Spring Series	33-55807
Defined Asset Funds Municipal Insured Series	33-54565
Municipal Investment Trust Fund, Multistate Series 325	333-50907
Equity Investor Fund, Select S&P Industrial Portfolio—1998 Series H	33-64577

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

1.1	— Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1	— Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series—48, 1933 Act File No. 33-50247).
1.2	— Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	— Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
1.11.2	— Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
3.1	— Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works—Legal Opinion" in the Prospectus.
5.1	— Consent of independent auditors.
9.1	— Information Supplement (incorporated by reference to Exhibit 9.1 to Post Effective Amendment No. 16 to the Registration Statement of Equity Investor Fund, Second Exchange Series AT&T Shares, Defined Asset Funds, 1933 Act File No. 2-87566).

SIGNATURES

    The registrant hereby identifies the series numbers listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 25th day of April, 2001.

Signatures appear on page R-3, R-4 and R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Morgan Stanley DW Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    By JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)

SALOMON SMITH BARNEY INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:	Powers of Attorney have been filed under the 1933 Act File Numbers: 333-63417 and 333-63033

    MICHAEL A. CARPENTER
    DERYCK C. MAUGHAN

    By GINA LEMON
     (As authorized signatory for
    Salomon Smith Barney Inc. and
    Attorney-in-fact for the persons listed above)

MORGAN STANLEY DW INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Morgan Stanley DW Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-39302, 333-89009 and 333-53964

    BRUCE F. ALONSO
    STEPHEN S. CRAWFORD
    JAMES F. HIGGINS
    DONALD G. KEMPF, JR.
    MITCHELL M. MERIN
    STEPHEN R. MILLER
    PHILIP J. PURCELL
    JOHN H. SCHAEFER
    ROBERT G. SCOTT
    JOSEPH G. SINISCALCHI

    By MICHAEL D. BROWNE
     (As authorized signatory for
    Morgan Stanley DW Inc.
    and Attorney-in-fact for the persons listed above)